UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 5)

                             The Continuum Company, Inc.
                             ___________________________
                                   (Name of Issuer)

                   Common Stock, Par Value $.10 Par Value Per Share
                   ________________________________________________
                            (Title of Class of Securities)

                                        212180
                                        ______
                                    (CUSIP Number)

                                       Copy to:
           Robert C. Canfield, Esq.        John F. Marvin, Esq.
           DST Systems, Inc.               Watson & Marshall L.C.
           1055 Broadway, 9th Floor        1010 Grand Avenue, Suite 500
           Kansas City, Missouri 64105     Kansas City, Missouri 64106
           (816) 435-1000                  (816) 842-3132
           FAX: (816) 435-8630             FAX: (816) 842-1247

               (Name, Address and Telephone Number of Person Authorized
                        to receive Notices and Communications)

                                   October 31, 1995
                                   ________________
               (Date of Event which Requires Filing of this Statement)
















          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

                                     SCHEDULE 13D


          1. Name Of Reporting Person S.S. or I.R.S. Identification No. Of Above Person:
               DST Systems, Inc.

          2.   Check The Appropriate Box If A Member Of A Group   (a)
          (b)

          3.   SEC Use Only

          4.   Source of Funds:  N/A

          5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)

          6.   Citizenship Or Place Of Organization:  Delaware

          7.   Sole Voting Power:  5,544,552

          8.   Shared Voting Power:  None.

          9.   Sole Dispositive Power:  5,544,552

          10.  Shared Dispositive Power: None.

          11.  Aggregate  Amount  Beneficially   Owned  By  Each  Reporting
          Person:  5,544,552

          12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares

          13.  Percent Of Class Represented By Amount In Row (11):  28.8

          14.  Type Of Reporting Person:  Co.

                           AMENDMENT NO. 5 TO SCHEDULE 13D
                      Under the Securities Exchange Act of 1934

               This Amendment No. 5 to Schedule 13D is filed on behalf of DST Systems, Inc. ("DST") to reflect the recent public offering of DST's common stock. Reference is made to the initial statement on Schedule 13D dated as of October 1, 1993 (the "DST Statement") as amended by Amendments No. 1, 2, 3, and 4 thereto, dated December 1, 1993, December 22, 1993, and January 6, 1994, respectively. The DST Statement is hereby further amended, supplemented and restated as follows.

          Item 1.  Security and Issuer.
                   ___________________

               The class of equity securities to which this Schedule relates is the common stock, $0.10 par value per share (the "Common Stock") of The Continuum Company, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9500 Arboretum Boulevard, Austin, Texas 78759-6399.

          Item 2.  Identity and Background.
                   _______________________

               This statement is being filed on behalf of DST Systems, Inc., a Delaware corporation ("DST"). The principal executive office of DST is located at 1055 Broadway, Kansas City, Missouri 64105. DST Systems, Inc., a Missouri corporation, was reorganized into DST in August, 1995.

               DST is a financial service corporation engaged directly, or through its subsidiaries and joint ventures, in providing information processing and computer software services and products primarily to mutual fund, insurance providers, banks and other financial services organizations.

               Kansas City Southern Industries, Inc., a Delaware corporation ("KCSI"), reduced its ownership in DST through a primary and secondary public offering of 23,500,000 shares of DST's common stock. DST is no longer a wholly-owned subsidiary of KCSI, and KCSI currently owns approximately 41 percent of DST. In addition, Messrs. A. Edward Allinson & Michael G. Fitt, who are directors of DST, are also directors of KCSI. DST has not entered into any agreements with respect to its management or corporate policies with KCSI. The existence of cumulative voting and the exemption of KCSI from DST's Stockholders' Rights Plan provide KCSI with the potential to effectively control the corporate governance of DST. However, KCSI disclaims control of DST and beneficial ownership of the Issuer's Common Stock as a result of its stock ownership in DST.

               Neither DST nor any of its executive officers or directors hereinafter listed has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Each of the executive officers and directors whose names and business addresses appear below is a U.S. citizen and is principally employed by DST or its affiliates in the capacities shown, except as indicated otherwise. The business address of such officers and directors of DST is 1055 Broadway, Kansas City, Missouri 64105.

          DST Executive Officers
          ______________________

          Name                     Office
          ____                     ______

          Thomas A. McDonnell      President/Chief Executive Officer
          Thomas A. McCullough          Executive Vice President
          Morton B. Comer               Senior Vice President
          Robert C. Canfield            Senior    Vice    President/General
          Counsel/Secretary
          James P. Horan           Chief Information Officer
          Kenneth V. Hager              Vice    President/Chief   Financial
          Officer/Treasurer
          Charles W. Schellhorn              President,              Output
          Technologies, Inc.
          Michael A. Waterford               Group Vice President
          Robert L. Tritt                    Group Vice President
          John W. McBride               Group Vice President
          J. Philip Kirk, Jr.           Vice President
          Joan J. Horan                 Vice President
          John T. O'Neal           Vice President
          James H. Reinert              Vice President
          John J. Faucett                    Controller
          Michael Winn                  DST  International Limited,  United
          Kingdom - Manager

          DST Directors
          _____________

          Name                     Office
          ____                     ______

          Thomas A. McDonnell      President/Chief  Executive  Officer  DST
          Systems, Inc.
          Thomas A. McCullough          Executive  Vice  President  of  DST
          Systems, Inc.
          A. Edward Allinson            Chairman  of  the Board  of  Boston
                                        Financial Data Services,
                                   Executive Vice Presidnet of State Street
          Bank and Trust Company
          Michael G. Fitt               Retired

          Item 3.  Source and Amount of Funds or Other Consideration.
                   _________________________________________________















               DST's  initial position  in the  Issuer's  Common Stock  was acquired in exchange for 5,764,660 shares of Vantage Computer Systems, Inc., a Delaware corporation and a 90.5 percent owned subsidiary of DST ("Vantage"), pursuant to an offer made by the Issuer to the shareholders of Vantage and the receipt by DST of 960,286 shares of the Issuer's Common Stock as additional consideration. DST subsequently expended $38,150,314.28 to purchase additional shares of Common Stock. DST borrowed $18,425,953.26 payable at Chemical Bank's prime rate of interest and $18,329,361.02 payable at 6% per annum, from KCSI. DST obtained the remainder of the funds utilized to purchase Issuer's Common Stock from its working capital.

          Item 4.  Purpose of the Transaction.
                   __________________________

               DST continues to hold the Common Stock for investment purposes, but reserves the right to exercise any and all rights and privileges as a stockholder of the Issuer in a manner consistent with its own best interests, to purchase or sell the Common Stock or other securities of the Issuer, and to communicate with management, stockholders of the Issuer or others and/or to participate, alone or with others, in various plans, proposals or transactions respecting the Issuer or its securities.

               Except as set forth in this schedule, DST has no present plans or intentions which relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, as previously noted, DST reserves the right to change its intentions with respect to such matters.

          Item 5.  Interest in Securities of the Issuer.
                   ____________________________________

               Items 7, 8,  9, 10, 11 and  13 of the  inside cover page  of
          Schedule 13D are hereby incorporated by reference in response to this Item 5.

          Item 6.  Contracts, Arrangements, Understandings or Relationships
                   ________________________________________________________
          with Respect to Securities of the Issuer.
          ________________________________________

               DST currently has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the securities of the Issuer.

          Item 7.  Material to be Filed as Exhibits
                   ________________________________

               None.




















          Signatures
          __________

               After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

               Dated as of November 21, 1995.

                                   DST SYSTEMS, INC.



          By__________________________________________
                                      Robert C. Canfield
                                      Senior Vice President,
                                      General Counsel and Secretary